EXHIBIT 99.1

ECMOHO Announces First Quarter 2020 Unaudited Financial Results

SHANGHAI, China, July 03, 2020 (GLOBE NEWSWIRE) -- ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”), a leading integrated solutions provider in the non-medical health and wellness market in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights

  Total net revenues were US$61.2 million, compared with US$63.9 million in the same quarter last year.
  Operating loss was US$5.6 million, compared with operating income of US$0.8 million in the same quarter last year.
  Non-GAAP operating loss was US$5.3 million, compared with Non-GAAP operating income of US$1.1 million in the same quarter last year.
  Net loss was US$4.6 million, compared with net income of US$0.3 million in the same quarter last year.
  Non-GAAP net loss was US$4.3 million, compared with net income of US$0.6 million in the same quarter last year.
  Basic and diluted net loss per American Depositary Share (“ADS1”) attributable to ECMOHO Limited’s ordinary shareholders were US$0.13 and US$0.13, respectively, compared with US$0.01 and US$0.01, respectively, for the same period of 2019.
  Non-GAAP basic and diluted net loss per ADS attributable to ECMOHO Limited’s ordinary shareholders were US$0.12 and US$0.12, respectively, compared with net earnings per ADS of US$0.01 and US$0.01, respectively, for the same period of 2019.

First Quarter 2020 Operational Highlights

  Number of brands offered by the Company increased to 76 as of March 31, 2020, from 70 as of December 31, 2019.
  Number of cumulative paying consumers was 8.6 million as of March 31, 2020.
  Repeat purchase rate2 reached 38% in the three months ended March 31, 2020, from 35% in the three months ended December 31, 2019.

1 Each ADS represents four Class A ordinary shares of the Company.

2 “Repeat purchase rate” refers to the percentage of paying consumers in the period indicated who had made more than one purchase with us in such period or in prior periods.

“So far, 2020 has been a year of significant challenges and also one of opportunities.  We believe that the year 2020 marks the beginning of a new era for China’s health and wellness industry,” commented Ms. Zoe Wang, Founder and Chief Executive Officer of ECMOHO.  “The COVID-19 pandemic has gone far beyond everyone’s expectations and had a significant and unprecedented impact on China’s economy and society, pushing many offline stores toward financial difficulties or shutdowns.  As a result of the Chinese government’s effective virus containment measures, the COVID-19 pandemic in China appears to have been brought under control and the economy and society have gradually re-commenced operations from mid-March 2020.  We have noticed that the pandemic has caused consumers to spend more on managing personal and family health and wellness, which offers growth opportunities for the health and wellness industry.  In the long run, we believe that the impact of the COVID-19 pandemic is likely to also alter the behavior of consumers and the operation models of enterprises, making digital adoption and transformation an increasing necessity.”

“These opportunities are in line with our view on the digitalization in our industry.  Over the past several years, we have been committed to developing our technology infrastructure and pursuing digitalization upgrades, which we believe will provide us with growth opportunities.  In the future, in addition to continuing to enrich our globally-sourced product portfolio for Chinese consumers, we plan to enhance our ability to provide participants in the non-medical health and wellness industry supply chain with comprehensive digital and technology solutions such as Software-as-a-Service (SaaS), and Customer Relationship Management (CRM), which are supported with our years of experience in marketing, our industry insight, rich resources in SKUs and logistics, and strong analytics abilities based on our consumer database.  We believe our expertise will help us assume a leading position in our market, and provide a source of strong revenue growth in the future.”

“Like many businesses in China and around the world, we were also impacted by the COVID-19 pandemic in the first quarter of 2020.  We experienced increases in expenditure on operations, such as air freight expense per unit and we were unable to resume full operations until the middle of March 2020.  Nevertheless, on the back of the State Council’s guideline to continue to implement the Healthy China initiative announced in July 2019, we are still confident that there is growth potential in China’s health and wellness industry in the long run.”

First Quarter 2020 Financial Results

Total net revenues were US$61.2 million, a decrease of 4.2% from US$63.9 million in the same quarter in 2019 with increases in product sales offset by declines in other revenues.  Total net revenues calculated in Renminbi declined by 0.9% year-over-year and declined further in US dollar terms as a result of the Renminbi’s depreciation year-over-year. The decrease was mainly due to disruptions caused by the COVID-19 pandemic, as some of the Company’s employees were not able to return to work as scheduled after the Lunar New Year public holiday and the Company’s domestic logistics and transport service providers, who experienced temporary shutdowns or worker absenteeism, were unable to ship products for us.

Among brand partners, the Company saw revenue growth from existing partners Gerber, Perrier, Wyeth Pharmaceutical, Harbin Pharmaceutical and new partners Jiangzhong Shiliao and Bayer.  The growth in these brands was offset by decreases in the sales of milk powder products, such as Abbott and Wyeth Nutrition.

Cost of revenues was US$50.5 million, an increase of 6.5% from US$47.4 million in the same quarter in 2019.  The increase in cost of revenue was mainly due to higher sales to online retailers which typically generate lower gross profit.

Operating expenses were US$16.3 million, compared with US$15.7 million in the same quarter in 2019.  Operating expenses represented 26.6% of total net revenue, compared with 24.6% of total net revenues in the same quarter in 2019.

  Fulfilment expenses were US$3.8 million, a decrease of 2.6% from US$3.9 million in the same quarter in 2019.  Fulfilment expenses declined primarily due to higher sales recorded to online retailers, which generally have lower fulfilment expenses per unit.  The above mentioned decline of fulfilment expense was offset by the increase in air freight expense per unit due to the nonfunctional logistics system in the first quarter.  Fulfillment expenses represented 6.2% of total net revenues, up slightly from 6.1% in the same quarter in 2019.

  Sales and marketing expenses were US$9.1 million, flat with the same quarter in 2019.  Within sales and marketing expenses, platform fees and labor expenses grew and these increases were offset by a reduction in promotional expenses, which was a result of the Company doing fewer promotional activities during the COVID-19 pandemic.  Sales and marketing expenses represented 14.9% of total net revenues, up from 14.2% in the same quarter in 2019.

  General and administrative expenses were US$3.1 million, an increase of 40.9% from US$2.2 million in the same quarter in 2019.  The increase was primarily due to higher professional service fees, higher labor expenses, and insurance expense in the first quarter of 2020 and offset by (1) a reduction in value added tax paid on inter-subsidiary transactions, which resulted from the Company receiving approval for VAT tax exemption for export of services in the second quarter of 2019, and (2) reductions in entertainment and office expenses.  General and administrative expenses represented 5.1% of total net revenues, up from 3.4% in the same quarter in 2019.

  Research and development expenses were US$0.3 million, representing a 40.0% decline from US$0.5 million in the same quarter in 2019.  The decline was primarily due to a reduced headcount in the R&D department in the period.

Operating loss was US$5.6 million, compared with operating income of US$0.8 million in the same quarter in 2019.

Non-GAAP operating loss was US$5.3 million, compared with Non-GAAP operating income of US$1.1 million in the same quarter in 2019.

Net loss was US$4.6 million, compared with net income of US$0.3 million during the same quarter in 2019.

Non-GAAP net loss was US$4.3 million, compared with Non-GAAP net income of US$0.6 million during the same quarter in 2019.

Net loss attributable to ECMOHO Limited was US$4.4 million, compared with net income attributable to ECMOHO Limited of US$0.3 million during the same quarter in 2019.

Non-GAAP net loss attributable to ECMOHO Limited was US$4.1 million, compared with Non-GAAP net income attributable to ECMOHO Limited of US$0.6 million during the same quarter in 2019.

As of March 31, 2020, the Company had US$53.0 million in cash, cash equivalents and restricted cash, an increase from US$51.1 million as of December 31, 2019.

Inventory days in the first quarter of 2020 increased to 89 days from 62 days in the fourth quarter of 2019.  The increase in inventory days were influenced by three factors:

  At the end of the fourth quarter 2019, the Company had just completed its double-eleven and double-twelve shopping events and inventory days were therefore relatively low;
  During the first quarter of the calendar year the Company generally experiences lower levels of sales activity due to the Lunar New Year holiday, during which the volumes of online purchases and logistical operations drop significantly due to vacations and business closures;
  The Company pulled in some of its orders to its overseas suppliers for the 618 shopping event from April to March, as a precaution against potential disruptions in the supply chain.

Business Outlook

As the various COVID-19 pandemic containment measures in China were eased beginning in late-March 2020, consumer demand has shown signs of recovery.  In particular, demand for health supplement and food, mother and child care products, and personal care products has rebounded since April 2020.  The Company expects total net revenues in the second quarter of 2020 to be between US$100 million and US$102 million, representing a growth rate of approximately 14.3% to 16.6% from the second quarter in 2019.  The Company estimates that it incurred a net loss in the second quarter of 2020 as a result of residual impact of the COVID-19 pandemic.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates, which are subject to substantial uncertainty.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business.  For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, as supplemental measures to review and assess its financial and operating performance.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues.  Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses.  Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues.  Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited is net income (loss) attributable to ordinary shareholders of ECMOHO Limited excluding the impact of share-based compensation expenses.  Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by four.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans.  Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses.  The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.  The non-GAAP financial measures have limitations as analytical tools.  One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited, and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is that they do not reflect all items of income and expense that affect the Company’s operations.  Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss).  Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.  In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of ECMOHO Limited and net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.  For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled “Reconciliations of GAAP and Non-GAAP Results.”

All quarterly results referred to in the text, tables and attachments to this press release are unaudited.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers.  The exchange rate used for translation on March 31, 2020 was US$1.00 = RMB7.0851, representing the index rates stipulated by the People’s Bank of China.

The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements.  For example, the Company’s statements about its expectations for Company performance in 2020, its strategy and industry outlook are forward-looking statements and are inherently uncertain.  Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements.  Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China.  The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products.  Through over eight years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Investor Relations
Email: IR@ecmoho.com

ECMOHO LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As of December 31, 2019	As of March 31, 2020
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	49,099	51,021
Restricted cash	2,000	2,004
Accounts receivable, net	49,829	44,126
Inventories, net	49,895	48,588
Prepayments and other current assets	21,366	18,798
Total current assets	172,189	164,537
Property and equipment, net	1,429	1,276
Intangible assets	1,311	1,207
Operating lease right-of-use assets	1,204	936
Deferred tax assets	788	776
Other non-current assets	1,539	1,644
Total assets	178,460	170,376

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short term borrowings	34,516	31,223
Accounts payable	26,439	29,032
Amounts due to related parties	16,233	14,971
Advances from customers	1,043	1,200
Operating lease liabilities, current	1,052	513
Salary and welfare payable	719	761
Tax payable	3,043	3,049
Accrued liabilities and other current liabilities	10,517	9,906
Total current liabilities	93,562	90,655
Deferred taxes liabilities	139	119
Operating lease liabilities, non-current	69	12
Total liabilities	93,770	90,786

Stockholders’ equity:
Class A Ordinary Shares, US$ 0.00001 par value; 4,880,496,457 shares authorized at December 31, 2019 and March 31, 2020; 63,567,099 shares issued and outstanding at December 31, 2019 and March 31, 2020	1	1
Class B Ordinary Shares, US$ 0.00001 par value; 75,150,400 shares authorized, issued and outstanding at December 31, 2019 and March 31, 2020	1	1
Additional paid-in capital	105,944	106,265
Accumulated other comprehensive loss	(2,265)	(2,924)
Accumulated deficit	(19,556)	(23,961)
Total ECMOHO Limited shareholders’ equity	84,125	79,382
Non-controlling interests	565	208
Total shareholders’ equity	84,690	79,590
Total liabilities, mezzanine equity and shareholders’ equity	178,460	170,376

ECMOHO LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended
	March 31,	March 31,
	2019	2020
	US$	US$
Total net revenues	63,862	61,162
Total cost of revenue	(47,394)	(50,422)
Gross profit	16,468	10,740
Operating expenses(1):
Fulfillment expenses	(3,876)	(3,774)
Sales and marketing expenses	(9,157)	(9,176)
General and administrative expenses	(2,207)	(3,088)
Research and development expenses	(471)	(310)
Other operating income	-	1
Total operating expenses	(15,711)	(16,347)
Operating income/(loss)	757	(5,607)
Finance expense, net	(505)	(547)
Foreign exchange (loss)/income, net	(57)	33
Other income, net	251	1,522
Income/(loss) before income tax expenses	446	(4,600)
Income taxes profit/(expenses)	(150)	16
Net income/(loss)	296	(4,584)
Less: Net loss attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders	(26)	(179)
Net income/(loss) attributable to ECMOHO Limited	322	(4,405)
Less: Accretion on Series A convertible redeemable preferred shares to redemption value	(302)	-
Less: Accretion to redemption value of redeemable non-controlling interests	(166)	-
Net loss attributable to ECMOHO Limited’s ordinary shareholders	(146)	(4,405)

Net loss per share attributable to ECMOHO Limited’s ordinary shareholders
—basic	(0.00)	(0.03)
—diluted	(0.00)	(0.03)

Net loss per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	(0.01)	(0.13)
—diluted	(0.01)	(0.13)

Weighted average number of Ordinary Shares
—basic	90,681,400	139,511,321
—diluted	90,681,400	139,511,321

 (1)Share-based compensation expenses are allocated in operating expenses items as follows:

	For Three Months Ended
	March 31,	March 31,
	2019	2020
	US$	US$

Fulfillment expenses	-	3
Sales and marketing expenses	72	92
General and administrative expenses	253	221
Research and development expenses	-	5
Total Share-based compensation expenses	325	321

ECMOHO LIMITED
Reconciliations of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended
	March 31,	March 31,
	2019	2020
	US$	US$

Operating income/(loss)	757	(5,607)
Add: Share-based compensation expenses	325	321
Non-GAAP Operating income/(loss)	1,082	(5,286)

Net income/(loss)	296	(4,584)
Add: Share-based compensation expenses	325	321
Non-GAAP Net income/(loss)	621	(4,263)

Net loss attributable to ECMOHO Limited’s ordinary shareholders	(146)	(4,405)
Add: Share-based compensation expenses	325	321
Non-GAAP Net income/(loss) attributable to ECMOHO Limited’s ordinary shareholders	179	(4,084)
Non-GAAP net earnings /(loss) per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	0.01	(0.12)
—diluted	0.01	(0.12)

Weighted average number of Ordinary Shares
—basic	90,681,400	139,511,321
—diluted	90,681,400	139,511,321